

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2022

William Hartman
Chief Executive Officer
Halberd Corp
P.O. Box 25
Jackson Center, Pennsylvania 16133

> **Re: Halberd Corp**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed September 1, 2022**
> **File No. 000-56440**

Dear Mr. Hartman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 3 to Form 10 filed September 1, 2022

Item 1 Business, page 3

1. We note your response to Comment 4 and reissue in part. We note you state in your letter that you removed the reference to the elimination of bacterial meningitis in 20 minutes but you continue to state your extracorporeal treatment takes 20 minutes to treat bacterial meningitis on page 3. Please revise to remove this statement since you have not treated bacterial meningitis in humans.

2. We note your new disclosure that you are convinced your extracorporeal treatment is effective and has no side effects. Please revise to remove this statement because safety and efficacy determinations are solely within the authority of the FDA or comparable foreign regulators.

3.   We note your response to Comment 5 and reissue in part. We note the Youngstown State University Mutual Non-Disclosure Agreement, filed as exhibit 10.9, is effective as of August 22, 2022. The relatively recent date of this agreement appears to conflict with your statements that your research work with Youngstown State University is "well underway" on pages 4 and 5. Please revise to clarify when Youngstown State University commenced providing research services.

4.   We note your response to Comment 8 and reissue. Please revise to discuss the effect of government regulations on your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview of 2021 results, page 33

5.   Please refer to your response to comment 11 and your revised disclosure. We note that you added footnotes 1 and 2 after the Securities Counselors and Epidemiologic Solutions Corp line items, respectively. Please add footnote explanations to clarify that the payments transmitted by Securities Counselors, Inc. were on behalf of ESC.

Consolidated Statements of Operations, page F-4

6.   Please refer to your response to comments 13, 15 and 16. You state that you have corrected the error in your accounting treatment and have revised the balance sheet to present the face amount of the liabilities rather than the fair value with mark-to-market adjustments. Please amend your filing to provide the disclosures required by ASC 250-10-50-7 through 50-9 related to the correction of an error, label your financial statements as restated, as appropriate, and ensure that the restatement is discussed in the audit report. Such disclosures should be included within your registration statement as well as an amended 10-Q periodic report for the quarterly period ended April 30, 2022. Additionally, please also file a Form 8-K pursuant to Item 4.02 disclosing that the financial statements in the 10-Q should no longer be relied upon.

Note 3 - Convertible Judgments Payable and Contingent Liabilities, page F-9

7.   Refer to your response to comment 15 and your revised disclosure. Since the fair value of these liabilities is no longer presented on the face of the balance sheet, please delete disclosure of the aggregate market value of the Company's judgments payable in the last paragraph of Note 9 on page F-15 or explain why you believe this disclosure is required. Please make similar changes to the unaudited note on page F-30.

Index to Financial Statements For the Fiscal Periods Ending January 31, 2022 and 2021, page F-17

8.   Refer to your response to comment 17. It does not appear that any revisions have been made to the index. The title of the index is currently "For the Fiscal Periods Ending January 31, 2022 and 2021". Please revise this to April 30, 2022 and 2021. In addition,

revise the names of each of the financial statements listed accordingly, from three and six months ended January 31, 2022 and 2021 to three and nine months ended April 30, 2022 and 2021.

Notes to Condensed Consolidated Financial Statements
Note 4 - Fair Value of Financial Instruments, page F-26

9.   Refer to your response to comment 16. You state that you have corrected the disclosure to present the amounts as Level 2, rather than Level 3. Therefore please revise the table as well as the paragraph under the table to show that the convertible judgments payable is Level 2 similar to your changes in the audited notes to financial statements on page F-11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences